SILVERLEAF RESORTS, INC.
1221 River Bend Drive, Suite 120
Dallas, Texas 75247
Phone: (214) 631-1166
Fax: (214) 631-1178
May 14, 2008
VIA EDGAR TRANSMISSION
Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Silverleaf Resorts, Inc. (the “Registrant”) Form 10-K for the fiscal year ended December 31, 2007 Filed March 12, 2008 Definitive Proxy Statement Filed 04/03/08 File No. 1-13003
Dear Mr. Gordon:
     In response to your comment letter dated May 1, 2008, the Registrant has responded to each one of your comments below. The Registrant’s responses are numbered to correspond to the numbered paragraphs in your comment letter.
Form 10-K for the year ended December 31, 2007
Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 49
1.	You disclose that your estimated uncollectible revenue as a percentage of Vacation Interval sales was 17.0% and 17.3% for the years ended December 31, 2007 and 2006, respectively. You also disclose that due to the state of the economy in general, and the recent deterioration of the residential real estate market and sub-prime mortgage markets, the risk of Vacation Interval defaults has heightened. Furthermore, on page 21 you disclose that during 2007 and 2006 approximately 21.6% and 19.6%, respectively, of your sales were made to customers with FICO® scores below 600, and that you experienced an increase in

Mr. Daniel Gordon
May 14, 2008

defaults in your loan portfolio compared to historical rates. In light of these factors, please tell us why your estimated uncollectible revenue as a percentage of Vacation Interval sales has not increased but rather has slightly decreased in 2007 from 2006.

RESPONSE:

During 2007, the deterioration in the economy and the related increase in defaults began to manifest itself in the second half of the year. Consequently, the provision for uncollectible revenue deemed appropriate by management increased throughout the year as follows: 16.0% for the first and second quarters, 17.5% for the third quarter, and 18.5% for the fourth quarter. This generated a weighted average provision for uncollectible revenue of approximately 17.0% over the course of 2007. The lower 2007 estimate versus the 2006 estimate is due to the estimates for the first two quarters of 2007, in each of which a 16.0% rate was deemed appropriate to maintain a sufficient allowance for uncollectible notes on our balance sheet. In general, estimated uncollectible revenue is recorded at an amount sufficient to maintain the allowance for uncollectible notes at a level management considers adequate to provide for anticipated losses resulting from customers’ failure to fulfill their obligations under the terms of their notes. The allowance for uncollectible notes is adjusted based upon a quarterly analysis of the notes receivable portfolio.
Liquidity and Capital Resources, page 50
2.	We note disclosure in Item 2 indicating that you are continuing development at a number of your properties. Please quantify any material commitments for capital expenditures as of the end of your last fiscal period and identify the anticipated source of funds needed to fulfill those commitments. Refer to Item 303(a)(2) of Regulation S-K. Provide this disclosure in future filings and tell us how you intend to comply.

RESPONSE:

As of December 31, 2007, we had construction commitments of approximately $19.2 million as disclosed under the Contractual Obligations and Commitments table within Item 7 on page 58. Such capital commitments will be funded via availability under our credit facilities. As of December 31, 2007, we had availability under our credit facilities of approximately $200 million as shown in the debt summary table within Item 7, page 50, and further discussed on page 51. These construction commitments relate to the continued development of our resorts.

Mr. Daniel Gordon
May 14, 2008

As required by Item 303(a)(2) of Regulation S-K, a registrant must disclose material capital commitments, the general purpose of such commitments, and the source of funds necessary to fulfill such commitments. In all future filings, where applicable, we will consolidate the aforementioned disclosures into a single concise presentation that provides enhanced disclosure and clarity to a potential reader.
Item 9A — Controls and Procedures, page 62
3.	You disclose that you evaluated the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2007 based on the criteria established in Internal Control — Integrated Framework issued by the COSO; however, you did not disclose your conclusions. Please tell us your conclusions and in future filings disclose your conclusions regarding the effectiveness of your disclosure controls and procedures in accordance with Item 307 of Regulation S-k.

RESPONSE:

Based upon our evaluation of the effectiveness and design of our disclosure controls and procedures as of December 31, 2007, our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosures.

In addition, in all applicable future filings, we will appropriately disclose our conclusions regarding the effectiveness of our disclosure controls and procedures in accordance with Item 307 of Regulation S-K.
Consolidated Statements of Operations, page F-4
4.	We note that you classify interest income earned on notes receivable as revenue in your statements of operations. However, since your company is not a bank and the classification is not in accordance with Rule 5-03 of Regulation S-X , please revise to reclassify interest income accordingly.

RESPONSE:

Mr. Daniel Gordon
May 14, 2008

We consider interest income to be a significant source of our ongoing revenue. In accordance with Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, paragraph 78, revenues are defined as inflows, enhancements, or settlements that constitute an entity’s ongoing and central operations. Most of our customers deliver promissory notes to us in exchange for our timeshare products. Such notes are generally payable over seven to ten years. Interest income generated from such notes represents a significant portion of our revenue stream (e.g., 19% in 2007). Consequently, we consider interest income to be a critical component of our operations rather than an ancillary non-operating source of income, which requires separate income statement classification under Rule 5-03 of Regulation S-X.

In addition, in accordance with American Institute of Certified Public Accountants Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions, all changes in time-sharing notes receivable shall be reported on the statement of cash flows as operating activities. It therefore follows that interest income related to such notes represents operating revenues on the income statement. Finally, in accordance with American Resort Development Association’s Uniform System of Accounts for Timeshare Entities, revenue for timeshare entities shall include sales of timeshare interests and interest earned on the related customer installment notes receivable.
Note 1 — Nature of Business, page F-7
5.	You disclose that you evaluated the Clubs in accordance with FIN 46(R) and determined that you are not the primary beneficiary of either Club; thus, neither Club is consolidated. Please provide us with your analysis of the Clubs under FIN 46(R) which led to your determination that you are not the primary beneficiary of either Club. In addition provide us with your analysis of how you determined that the Clubs were variable interest entities in accordance with paragraph 5 of FIN 46(R).

RESPONSE:

In accordance with Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, as revised (“FIN No. 46(R)”), consolidation of Silverleaf Club, Inc. (“SCI”) and Orlando Breeze Resort Club (“OBC”) is not required as both SCI and OBC are non-profit corporations under Statement of Financial Accounting Standards No. 117, Financial Statements of Not-for-Profit Organizations (“SFAS No. 117”). Non-profit organizations are specifically excluded from the scope of FIN No. 46(R). Under SFAS No. 117, non-profit entities are described as entities possessing the following

Mr. Daniel Gordon
May 14, 2008

characteristics:
i.	Contributions of significant amounts of resources from resource providers who do not expect commensurate or proportionate pecuniary return. SCI and OBC fund their operations primarily from monthly membership assessments. The members receive no monetary return from paying these assessments.

ii.	Operating purposes other than to provide goods or services at a profit. SCI and OBC are non-profit entities that expend 100% of their membership assessments and amenities usage fees on funding the day-to-day operations and refurbishments of their respective resorts.

iii.	Absence of ownership interests like those of business enterprises. There are no shareholders or other equity interests in SCI and OBC. SCI is a non-profit non-member corporation operated for the benefit of the local non-Florida resort clubs, which are non-profit member corporations, the members of which are the non-Florida vacation interval owners. OBC is a non-profit member corporation, the members of which are the Florida vacation interval owners.
As such, SCI and OBC are not variable interest entities potentially subject to consolidation as described under FIN No. 46(R). Consequently, in future filings we will delete the sentence referred to in your comment, which indicates that we determined that we are not the primary beneficiary of the Clubs under FIN No. 46(R) as it is not applicable.
Note 9 — Commitments and Contingencies, page F-20
6.	Based on your disclosure, it appears that Berkshire Wind Power, LLC intends to construct a wind farm directly adjacent to the property line of your 500 acre tract of land in Berkshire County, Massachusetts. Please tell us if you performed an impairment test on your land in light of these facts. For reference, please see SFAS 144.

RESPONSE:

In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), we assess potential impairments to our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Due to the ongoing nature of the pending lawsuit, Silverleaf Resorts, Inc. et al. v. Zoning Board of Appeals of the Town of Lanesborough, et al., we feel that recognizing an impairment at this time would be premature. To date, construction and precise location of the aforementioned wind farm has not

Mr. Daniel Gordon
May 14, 2008

been approved. At the present time, we can not accurately predict the outcome of this pending litigation or the extent, if any, to which an unfavorable outcome could impair our asset. Accordingly, we do not believe an impairment indicator under SFAS No. 144 exists at this time.
Definitive Proxy Statement
Compensation Discussion & Analysis
Executive Compensation Components, page 11
7.	Please provide additional disclosure under “Base Salary” as to the extent, if any, your executive officers are involved in setting compensation for your named executive officers. Also, please describe in more detail the various factors considered in setting base salary and explain how individual performance and contributions are measured in determining base salary. Provide this disclosure in future filings and tell us how you intend to comply.

RESPONSE:

Our CEO makes recommendations for base salaries which the Compensation Committee may, or may not, follow. As disclosed on page 11, factors considered in setting base salary for our NEOs include “the individual’s performance, scope of and changes in functional responsibility, length of employment, and other factors which evidence contributions to our long-term growth and profit objectives.” For 2008, we have agreed to retain a nationally recognized executive compensation consulting firm to review and analyze the total compensation packages of our NEOs, including their base salaries. One of the purposes of this review is for the Compensation Committee to establish in greater detail the key factors that will be considered in the future in setting base salaries and other elements of compensation, as well as how individual performance and contribution are measured in determining base salary. In future filings, we believe this will result in a more detailed narrative in our Compensation Discussion and Analysis regarding the individual factors in Registrant’s base salary setting methodology. We are fully aware of the Registrant’s obligations to make transparent its compensation setting practices and we intend to fully comply with the requirements of Item 402 of Regulation S-K concerning executive compensation disclosure.
     In connection with the above responses to your comments, the Registrant acknowledges that:

Mr. Daniel Gordon
May 14, 2008

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant also understands that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Registrants’ filings or responses to your comments on the Registrant’s filings.
     Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.

Very truly yours, Silverleaf Resorts, Inc.
By:	/S/ ROBERT M. SINNOTT
Robert M. Sinnott
Chief Financial Officer

cc:	Jessica Barberich, Staff Accountant Kristina Aberg, Staff Attorney Karen Garnett, Assistant Director Mr. Richard Budd, Silverleaf Audit Committee Chair